ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Consolidated summarized remote voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Extraordinary General Stockholders' Meeting to be exclusively held online on June 26, 2024, 16:00 p.m., with the purpose to:

Item	Description	Voting	Number of shares	% over total voting
1	Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of Hipercard Banco Múltiplo S.A. into the Company are established, as of the date base of December 31, 2023:	Approve	4,567,264,616	100.00%
		Reject	-	-
		Abstain	-	-
2	Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of Hipercard Banco Múltiplo S.A. to be merged into the Company:	Approve	4,567,264,616	100.00%
		Reject	-	-
		Abstain	-	-
3	Resolve on the appraisal report, based on the balance sheet of Hipercard Banco Múltiplo S.A. as of December 31, 2023:	Approve	4,566,857,885	99.99%
		Reject	-	-
		Abstain	406,731	0.01%
4	Resolve on the merger of Hipercard Banco Múltiplo S.A. into the Company, with no increase in the Company's capital stock, in accordance with the "Protocol and Justification":	Yes	4,567,264,616	100.00%
		No	-	-
		Abstain	-	-
5	Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:	Yes	4,567,264,616	100.00%
		No	-	-
		Abstain	-	-
6	Amend the Companys Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to fifty (50) members:	Yes	4,567,264,616	100.00%
		No	-	-
		Abstain	-	-
7	Consolidate the Bylaws to reflect the amendment mentioned in the preceding item:	Yes	4,567,264,616	100.00%
		No	-	-
		Abstain	-	-

São Paulo-SP, June 25, 2024.

RENATO LULIA JACOB

Group Head of Corporate Strategy, Investor Relations and Corporate Development